PRESS RELEASE - TORONTO, JULY 27, 2004
For Immediate Release
All Amounts in United States dollars

Barrick Updates New Mines Being Built and Proceeds with Pascua-Lama

During a Toronto presentation to the investment community today, Barrick Gold Corporation presented a detailed update of its four new mines under construction, including production and total cash cost estimates for the first three years, and it also announced that it would be proceeding with the development of the Company’s Pascua-Lama project.  Barrick will be seeking permits and finalizing fiscal and taxation matters over the next 18 months and then begin the three-year construction schedule.

“Along with the four new mines already in construction, Pascua-Lama is expected to be a significant contributor to our low-cost production profile for many years to come,” said Greg Wilkins, President and Chief Executive Officer.  “The building of four new mines and the positive decision to proceed with Pascua-Lama represent a whole new chapter in the evolution of Barrick.  Our overall portfolio of quality properties reflects balanced geo-political risk and long-term exploration potential. We expect that these five new mines will enable us to maintain our ranking as the lowest total cash cost major gold producer.”

The five mines in various stages of development are:

  Pascua-Lama in Chile/Argentina in the newly-named, cross-border Frontera district, containing a 3,041 square kilometer landholding;
  Veladero, also in the Frontera district, on the Argentine side in San Juan Province;
  Lagunas Norte in the Alto Chicama district, La Libertad Province, Peru;
  Cowal in New South Wales, Australia; and
  Tulawaka in Kagera region, Tanzania.

Barrick said that the four mines currently under construction are expected to be completed on time and within budget.  These projects are driving a Company target of 6.8-7.0 million ounces of gold production in 2007 at estimated total cash costs under $200 per ounce – a 40% production increase from the expected 2004 level of 4.9-5.0 million ounces.

The Company announced that the first full three years of annual production at Veladero in Argentina are expected to average 640,000-665,000 ounces of gold at total cash costs of $150-$160 per ounce.(1) Previous ten-year production and total cash cost guidance for Veladero remains unchanged at 525,000-550,000 ounces per year at an average cash cost of $155-$165 per ounce. In addition, Barrick announced that it has signed a $250-million project financing for Veladero with commercial banks and export credit agencies, subject to finalizing the security documentation.

For its Lagunas Norte deposit in the Alto Chicama district, Peru, Barrick announced that the first full three years of annual production are expected to average 740,000-760,000 ounces of gold at total cash costs of $125-$135 per ounce.  Previous ten-year production and total cash cost guidance for Lagunas Norte remains unchanged at 535,000-560,000 ounces of gold at an average cash cost of $135-$145 per ounce.

“We expect to benefit from higher production and lower costs at Veladero and Lagunas Norte in the earlier years as mining begins on high-grade surface outcroppings,” said Peter Kinver, Executive Vice President and Chief Operating Officer.

At the Cowal project in Australia, the first full three years of annual production are expected to average 235,000-245,000 ounces of gold at total cash costs of $215-$225 per ounce. Previous ten-year production and total cash cost guidance for Cowal remains unchanged at 220,000-230,000 ounces of gold at an average cash cost of $235-$245 per ounce.

At the 70%-owned Tulawaka project in Tanzania, construction is proceeding according to schedule.

The Pascua-Lama project in Chile and Argentina is expected to produce an average of approximately 750,000-775,000 ounces of gold and approximately 30 million ounces of silver annually over its first ten years at average total cash costs of $130-$140 per ounce.(1) During the first five years, Pascua-Lama is expected to produce 675,000-700,000 ounces of gold and 32-34 million ounces of silver at total cash costs of $90-$100 per ounce net of the silver credit.  The current reserves for this long-life, low operating cost project are 16.9 million ounces in proven and probable reserves and 635 million ounces of contained silver.(2) Construction capital is currently estimated at between $1.4-$1.5 billion.

“We expect to receive permits and finalize other fiscal and taxation matters over the next 18 months or so, and will then be in a position to proceed on the three-year construction schedule,” added COO Mr. Kinver. “We look forward to working cooperatively with local communities and the governments of Argentina and Chile.  Their support will be essential to the successful development of the project.  Pascua-Lama, Veladero and the large associated land holdings with regional exploration potential in the Frontera district all combine to present us with an opportunity to develop the area as one of the world’s leading gold districts.”

HIGHLIGHTS OF PROGRESS ON BUILDING NEW MINES

1. Pascua-Lama, Chile/Argentina

  Long-life, low operating cost project, with current reserves of 16.9 million ounces in proven and probable gold reserves and 635 million ounces of contained silver(2)
  Production anticipated in 2009
  Open-pit design with ore processing by dry grind milling and conventional gold recovery methods including flotation
  Updated feasibility study, using a $375 per ounce gold price and a $5.50 per ounce silver price and assuming an average recovery rate of 83% for gold and 78% for silver
  Reserves of 337 million tons with an average grade of 0.05 ounces of gold per ton and 1.89 ounces of silver per ton(2)
  Construction and operating costs higher than in the original 2001 feasibility study: Barrick has since gained knowledge and experience from development of the Veladero project that is directly applicable to the construction, permitting and operation of Pascua-Lama.  Construction and operating costs have also been impacted by some changes to the prior process design, which now utilizes dry-grinding instead of wet-grinding, and by general price escalation over the past several years
  Expected construction capital of $1.4-$1.5 billion
  Further investment of about $250 million is anticipated in the first three years after production start-up for a plant expansion to increase capacity from 33,000 tons per day to 44,000 tons per day and for a flotation plant

2. Veladero, Argentina

  11.1 million ounces of proven and probable gold reserves(2)
  Production expected to commence in late 2005
  $250-million project financing signed for the $460-million project with first drawdown anticipated in the third quarter 2004
  Road construction more than 50% complete
  Construction of the permanent camp complete, with the exception of two dormitory facilities
  Pre-strip activities slightly behind schedule due to delays in equipment deliveries, but plans already in place to make up the delay
  Work progressing well on the assay lab, truck shop, site preparation, crushing facilities and leach pad
  1,500 workers on site
  Expected construction capital of $460 million

3. Lagunas Norte, Peru

  7.2 million ounces of proven and probable gold reserves(2)
  Production expected to commence in second half 2005
  Access road more than 90% complete
  Mining equipment ordered
  Powerline work progressing well with completion anticipated in first quarter 2005
  2,300 workers on site
  Expected construction capital of $340 million

4. Cowal, Australia

  2.5 million ounces of proven and probable gold reserves(2)
  Production expected to commence in first quarter 2006
  Work underway on mine development earthworks
  Treatment plant construction to commence in the third quarter
  Proposals for mining equipment under evaluation and orders to be placed in third quarter 2004
  Expected construction capital of $270 million

5. Tulawaka (70%-owned), Tanzania

  368,000 ounces in proven and probable gold reserves to Barrick’s account(2)
  Gold production expected to commence in early 2005
  Earthwork progressing well
  Expected to produce 85,000-95,000 ounces of gold anticipated annually at total cash costs of $165-$175 per ounce in the first full three years
  Expected construction capital of $34 million

“We have made significant progress in building our new mines,” said CEO Greg Wilkins. “It demonstrates our team’s technical and development expertise, and reinforces our confidence that these projects will be executed and completed on time and within budget.”

Barrick’s mission is to be the world’s best gold company by finding, developing and producing quality gold reserves in a profitable and socially responsible manner. The Company is building a new generation of mines around the globe and has the lowest total cash costs among major gold producers.  Its shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

(1)  Subject to exchange rate fluctuations and applicable export duties.

(2) For a breakdown of reserves by category and for additional information on Barrick's reserve methodology, see Barrick's most recent Annual Information Form/Form 40-F on file with the Canadian regulatory authorities and the US Securities and Exchange Commission. Pascua-Lama reserves are comprised of proven reserves of 33 million tons at an average grade of 0.060 ounces per ton, and probable reserves of 304 million tons at an average grade of 0.049 ounces per ton. Such reserves have been recalculated as at June 30, 2004, based on an updated feasibility analysis and using an assumed gold price of $350 per ounce and an assumed silver price of $5.50 per ounce. Calculations have been performed by employees of Barrick under the supervision of Rene Marion, P. Eng., Vice President, Technical Services of Barrick, and Alex J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick.

INVESTOR CONTACTS:                  MEDIA CONTACT:
Darren Blasutti                                      Vincent Borg
Vice President,                                     Vice President,
Investor Relations                                 Corporate Communications
Tel:  (416) 307-7341                            Tel:  (416) 307-7477
Email: dblasutti@barrick.com                Email: vborg@barrick.com

Certain statements included herein, including those regarding production, costs, timing of permitting, construction or production, and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, the Management’s Discussion and Analysis includes many such forward-looking statements and the Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity) and currencies; changes in interest rates or gold lease rates that could impact realized prices under our forward sales program; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick’s Management’s Discussion and Analysis contained in its 2003 Annual Report and its most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.